Mitzi Chang +1 415 733 6017 MChang@goodwinlaw.com	Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000

CONFIDENTIAL TREATMENT REQUESTED BY MARQETA, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

May 21, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Joseph Cascarano
Robert Littlepage
Mitchell Austin

Re:	Marqeta, Inc.
Registration Statement on Form S-1
File No. 333-256154

Ladies and Gentlemen:

On behalf of our client, Marqeta, Inc. (“Marqeta” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-256154), confidentially submitted to the Commission on February 16, 2021, April 2, 2021, and April 30, 2021, and publicly filed on May 14, 2021 (the “Registration Statement”). Reference is also made to Comment No. 3 in the letter from the Staff dated April 14, 2021 (the “Comment Letter”) addressed to Jason Gardner, Chief Executive Officer of the Company, with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on April 2, 2021.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission May 21, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY MARQETA, INC.

For convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

3.    We note your response to prior comment 26. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock-based compensation.

The Company advises the Staff that on May 19, 2021, representatives of Goldman Sachs, the lead underwriters (the “Lead Underwriters”) for the IPO, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[****]1 to $[****]2 per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****]3 per share (the “Midpoint Price”).

The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters and will be narrower than the Preliminary Price Range. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

The Company previously responded to comment #26 in the SEC comment letter dated March 15, 2021 regarding the fair value assumptions used to determine share-based compensation expense in accordance with ASC 718, for equity grants in the year ended December 31, 2020 through February 11, 2021. In this response, the Company has updated the table that includes the details and fair value assumptions for grants after February 11, 2021 through the date of this letter and has provided general commentary on the fluctuations in the estimated fair value of its common stock.    For grants between March 6, 2021 through the date of this letter, the Company’s estimated fair value used to measure share-based compensation ranged from $22.34 to $24.21 as shown in the table below.

[1]	[****]–Confidential Treatment Requested by Marqeta, Inc.
[2]	[****]–Confidential Treatment Requested by Marqeta, Inc.
[3]	[****]–Confidential Treatment Requested by Marqeta, Inc.

Securities and Exchange Commission May 21, 2021 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY MARQETA, INC.

Equity Award Issuances by the Company after February 11, 2021

Grant Date	Estimated Fair Value of Common Stock Used in the Determination of Fair Value of the Equity Award (a)	Number of RSU’s Granted	Aggregate Grant Date Fair Value of RSUs (b)	Number of Options Granted	Grant Date Fair Value of Options (c)	Aggregate Grant Date Fair Value of Options
3/6/2021	$22.34	19,663	$439,271	n/a	n/a	n/a
3/30/2021	$23.64	333,476	$7,883,373	n/a	n/a	n/a
4/7/2021	$23.93	n/a	n/a	1,000,000	$12.33	$12,330,000
4/12/2021	$24.10	198,163	$4,775,728	20,460,923	$12.46	$216,821,200
5/5/21 (d)	$24.21	2,972,750	$71,970,278	722,267	$11.96	$8,611,040
5/12/21 (d)	$24.21	20,000	$484,200	250,000	$11.96	$2,990,000

(a):	The fair value of the underlying shares of common stock on each respective date represents the valuation on the respective date, which is a linear interpolation between the Company’s valuation dates.
(b):	Aggregate grant date fair value of RSUs is equal to the number of RSUs multiplied by the fair value of the common stock on the grant date.
(c):

Grant date fair value of options was determined using a Black-Scholes option pricing model, with the exception of the CEO grant issued on April 12, 2021 for 19,740,923 and on May 5, 2021 for 47,267 shares, which were valued using a Monte Carlo Simulation Model.

(d):

The fair value of the underlying shares of common stock on May 5, 2021 and May 12, 2021 equals the estimated fair value determined as of the most recent valuation date of April 15, 2021. Consistent with the Company’s past practice, the Company will evaluate the need to perform a linear interpolation between the April 15, 2021 estimated fair value and the ultimate IPO price.

General Commentary on Changes in the Estimated Fair Value of Common Stock

The increase in the estimated per share fair value of the Company’s common stock from February 2021 to May 2021 is attributable to additional weighting to the IPO scenario due to continued progression towards the IPO, stronger than expected results in the first quarter of 2021, and an increase in the weighted-average secondary sale prices observed.

•

IPO Scenario – The Company increased the weighting on the IPO scenario in the PWERM in February to 70%, compared to 65% in the prior Valuation Report, and then again to 75% in the April Valuation Report. The Company continued to take significant steps in the IPO process, including submission of the first registration statement draft on February 16, 2021, responding to the Staff’s comments to the draft registration statement, submission of the second and third registration statement drafts on April 2, 2021 and April 30, 2021, respectively, and a public filing of the Registration Statement on May 14, 2021.

•	The results of the first quarter ended March 31, 2021 exceeded the Company’s plan. Actual net revenue for the first quarter of 2021 exceeded the Company’s original plan by 15%.

Securities and Exchange Commission May 21, 2021 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY MARQETA, INC.

•

Secondary Sale Prices – in 2021, the Company observed an increase in the transaction prices of secondary sales of common stock to new and existing stockholders of the Company. The weighted-average price of the secondary sales used in the estimation of the fair value of the Company’s common stock for the February 16, 2021, March 15, 2021 and April 15, 2021 valuation dates were $28.52, $31.92, and $32.66, respectively.

Analysis of Differences Between Share-Based Compensation Expense for 2021 Grants and Midpoint Price

As noted above, the Preliminary Price Range is between $[****]4 to $[****]5 per share of common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Company’s Board of Directors, and the Lead Underwriters.

The Company observes that for all grants after February 11, 2021 through the date of this letter, the Company used an estimated fair value of the Company’s common stock that is [****]6 the Preliminary Price Range. Further, the overwhelming majority of the grants after February 11, 2021 to the date of this letter, were valued using an estimated common share value that [****]7 the midpoint price.

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide.

*****

[4]	[****]–Confidential Treatment Requested by Marqeta, Inc.
[5]	[****]–Confidential Treatment Requested by Marqeta, Inc.
[6]	[****]–Confidential Treatment Requested by Marqeta, Inc.
[7]	[****]–Confidential Treatment Requested by Marqeta, Inc.

Securities and Exchange Commission May 21, 2021 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY MARQETA, INC.

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (415) 733-6017 or mchang@goodwinlaw.com.

Sincerely,

Goodwin Procter LLP

/s/ Mitzi Chang
Mitzi Chang

cc:	Jason Gardner, Marqeta, Inc.
Seth R. Weissman, Marqeta, Inc..
Caine Moss, Goodwin Procter LLP
Bradley C. Weber, Goodwin Procter LLP